OFFER TO PURCHASE FOR CASH

                              700 Original Units of
                        Limited Partnership Interests in

                         Income Growth Partners, Ltd. X
                                       by
                             EVEREST MANAGEMENT, LLC

                           at a Cash Purchase Price of
                            $1,200 per Original Unit


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 5:00 P.M., LOS ANGELES TIME, ON TUESDAY, JANUARY 6, 2004, UNLESS THE OFFER IS EXTENDED.


     Everest Management, LLC ("Everest" or the "Purchaser"), a California limited liability company, is offering to purchase up to 700 Original Units of Income Growth Partners, Ltd. X (the "Partnership"), at a cash purchase price of $1,200 per Original Unit, without interest, less the amount of the Distributions (as defined below) per Unit, if any, made to the Unit Holders by the Partnership after the date of this Offer. No transfer fees will be deducted. The Offer (as defined below) is subject to certain terms and conditions set forth in this Offer to Purchase, as it may be supplemented from time to time (the "Offer to Purchase") and in the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"). This Offer is not subject to brokerage commissions and is not conditioned upon financing.

     The enclosed Letter of Transmittal may be used to tender Units for the Offer. Please read all Offer materials completely before completing and returning the Letter of Transmittal (yellow form).

                               ------------------

                 For More Information or for Further Assistance,
                    Please Call or Contact the Purchaser at:

                           Everest Properties II, LLC
                                    (Manager)
                              155 North Lake Avenue
                                   Suite 1000
                           Pasadena, California 91101
                                 (626) 585-5920
                           (800) 611-4613 (toll free)



December 4, 2003

                                TABLE OF CONTENTS
                                                                           Page

INTRODUCTION..................................................................1

SUMMARY OF THE OFFER..........................................................1

DETAILS OF THE OFFER..........................................................2
       1.   Terms of the Offer; Expiration Date; Proration....................2
       2.   Acceptance for Payment and Payment of Purchase Price..............3
       3.   Procedure to Accept the Offer.....................................4
       4.   Determination of Validity; Rejection of Units; Waiver of Defects;
            No Obligation to Give Notice of Defects...........................4
       5.   Withdrawal Rights.................................................5
       6.   Extension of Tender Period; Termination; Amendment................5
       7.   Conditions of the Offer...........................................6
       8.   Backup Federal Income Tax Withholding.............................7
       9.   FIRPTA Withholding................................................7

CERTAIN INFORMATION CONCERNING THE PARTNERSHIP................................8
       General................................................................8
       Outstanding Units......................................................8
       Trading History of the Units...........................................8
       Selected Financial and Property Related Data...........................8

DETERMINATION OF OFFER PRICE..................................................9

CERTAIN INFORMATION CONCERNING THE PURCHASER..................................9
       The Purchaser..........................................................9
       General...............................................................10
       Prior Acquisitions of Units and Prior Contacts........................10
       Source of Funds.......................................................11

FUTURE PLANS OF THE PURCHASER................................................11

EFFECTS OF THE OFFER.........................................................12
       Future Benefits of Unit Ownership.....................................12
       Limitations on Resales................................................12
       Influence on Voting Decisions by the Purchaser........................12

CERTAIN FEDERAL INCOME TAX MATTERS...........................................12

CERTAIN LEGAL MATTERS........................................................14
       General...............................................................14
       State Takeover Statutes...............................................14
       Fees and Expenses.....................................................14
       Miscellaneous.........................................................14

                                  INTRODUCTION

     The Purchaser hereby offers to purchase up to 700 Original Units of limited partnership interests ("Original Unit(s)" or "Unit(s)") in the Partnership at a cash purchase price of $1,200 per Original Unit, without interest, less the amount of Distributions (defined below) per Unit, if any, made to Unit Holders by the Partnership after the date of this Offer. No transfer fees will be deducted.

                              SUMMARY OF THE OFFER.

     The purpose of the Offer is for the Purchaser to acquire a substantial equity interest in the Partnership for investment purposes.

     In considering the Offer, Unit Holders are urged to consider the following:

     o The price offered for the Original Units is $1,200 in CASH, less any Distributions made after the date of this Offer. No transfer fees will be deducted. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price."

     o $1,200 per Original Unit exceeds the original investment amount for the Original Units by $200 per Unit. Unit Holders who invested in the Partnership when it was organized in 1988 are finally able to recover more than their investment in such units.

     o The Offer price exceeds by $200 per Unit the highest prior offer for Original Units of which Purchaser is aware, made September 4, 2003, based on the offers that Purchaser has received as an existing limited partner in the Partnership and a review of public SEC filings.

     o No distributions can be made on the Original Units until approximately $3.6 Million ($445 per unit) more is distributed on the Class A Units, which would take almost 4 years at the current rate of distributions made on the Class A Units. No distributions have ever been made on the Original Units. See "Appendix A - Dividends."

     o The Partnership just announced it has accepted offers to purchase both of its properties. The combined offer price is $63.4 Million. The General Partner now estimates that Unit Holders will receive a distribution of between $1,800 to $1,900 per Original Unit, which is less than the $1,911 amount previously estimated by the General Partner in a filing with the SEC on October 15, 2003. The General Partner has also said that no assurances can be provided regarding such distribution, and the amount may differ substantially from such estimate. The General Partner estimates that, if all goes well, the sale of the properties may close in the first quarter of 2004. See "Determination of Offer Price."

     o The property sales are still subject to substantial uncertainty as to final price, actual closing, and timing. The General Partner has just started the due diligence process with the potential buyers, and will then solicit the approval of the limited partners if the potential buyers agree to go forward. Everest has not seen the agreements between the Partnership and the potential buyers, but typical real estate purchase agreements allow buyers to have an unfettered ability to terminate the purchase if the buyer does not approve of the properties after the diligence review. See "Determination of Offer Price."

     o Even if the properties were sold promptly, no commitment has been made regarding the distribution of proceeds, and the Partnership would not be completely liquidated before 2005, according to the General Partner's recent statements to Purchaser. See "Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts."

     o Unit Holders who hold Units in custodial accounts (e.g., IRA's) may save annual custodian fees for one or two years by selling their Units now rather than wait for the Partnership to liquidate and terminate.

     o The Purchaser is not affiliated with the Partnership or its sole general partner, Income Growth Management, Inc. ("General Partner"). The General Partner may be expected to communicate its position on the Offer in the next two weeks.

     o The Offer allows Unit Holders to dispose of their Original Units without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See "Certain Information Concerning the Partnership - Trading History of the Units."

     o The Purchaser is making the Offer with a view to making a profit for itself. Accordingly, the desire of the Purchaser to purchase Original Units at a low price conflicts with the desire of the Unit Holders to sell their Original Units at a high price.

     o The Offer is an immediate opportunity for Unit Holders to liquidate their investment in the Partnership, but Unit Holders who tender their Original Units will be giving up the opportunity to participate in any potential future benefits from ownership of Original Units, including distributions resulting from any future sale of the Partnership's properties. Unit Holders may have a more immediate need to use the cash now tied up in the Units, and may consider the Offer more certain to achieve a prompt liquidation of their investment in the Units. Unit Holders who sell all of their Units may also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after 2003, depending on the effective date for which the Partnership registers the transfer. See "Details of the Offer - Acceptance for Payment and Payment of Purchase Price."

     o The Offer allows Unit Holders the option to sell "All or None" of their Original Units, thereby allowing Unit Holders the option to avoid proration if more than 700 Units are tendered. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration" and "- Acceptance for Payment and Payment of Purchase Price."

     Each Unit Holder must make his own decision, based on the Unit Holder's particular circumstances, whether to tender Units. Unit Holders should consult with their respective advisors about the financial, tax, legal and other implications of accepting the Offer.

     The above statements are intended only as a brief overview of the principal terms and considerations regarding the Offer. The entire Offer to Purchase, which follows, provides substantially greater detail about the Offer, and all of the statements above are qualified by the entire Offer to Purchase. You should read it completely and carefully before deciding whether or not to tender your Units. The Offer is subject to certain terms and conditions set forth in this Offer to Purchase, and in the related Agreement of Transfer and Letter of Transmittal, that are not summarized above.

                              DETAILS OF THE OFFER

     1. Terms of the Offer; Expiration Date; Proration. On the terms and subject to the conditions of the Offer, the Purchaser will accept and purchase up to 700 validly tendered, and not withdrawn, Original Units in accordance with the procedures set forth in this Offer to Purchase ("Properly Tendered"). For purposes of the Offer, the term "Expiration Date" means 5:00 p.m., Los Angeles time, on Tuesday, January 6, 2004, unless the Purchaser extends the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date to which the Offer is extended by the Purchaser.

     If, prior to the Expiration Date, the Purchaser increases the price offered to the Unit Holders pursuant to the Offer, the increased price will be paid for all Units accepted for payment pursuant to the Offer, whether or not the Units were tendered prior to the increase in consideration.

     If more than 700 Original Units are Properly Tendered (or if the number of Original Units that are Properly Tendered exceeds applicable limitations on resales) the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 700 Original Units (or, if less, the maximum number of such Units that can be transferred without exceeding applicable limitations on resales), pro rata, according to the number of Units that are Properly Tendered by each Unit Holder, with appropriate adjustments to avoid purchases of fractional Units. Subject to its obligation to pay for Units promptly after the Expiration Date, the Purchaser intends to pay for any Units accepted for payment pursuant to the Offer after determining the final proration or other adjustments. If the number of Units that are Properly Tendered is less than or equal to 700 Original Units (or, if less, the maximum number of such Units which can be transferred without exceeding applicable limitations on resales), the Purchaser will purchase all Units that are Properly Tendered, upon the terms and subject to the conditions of the Offer. See "Effects of the Offer
- Limitations on Resales."

     Unit Holders may indicate, by checking a box on the Letter of Transmittal (the "All or None Box"), that they only wish to sell their Units if they will be able to sell all of their Units, without any proration. If on the Expiration Date more than 700 Units have been Properly Tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will not accept for payment any Units from Unit Holders that checked the All or None Box. If more than 700 Units have been Properly Tendered without checking the All or None Box, then the above description of proration will apply only to tenders of such Units that do not have the All or None Box checked.

     If prior to the Expiration Date any or all of the conditions of the Offer have not been satisfied, or waived by the Purchaser, the Purchaser reserves the right to: (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units, (ii) waive the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), purchase all Units that are Properly Tendered, (iii) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain previously tendered Units for the period or periods for which the Offer is extended, and (iv) amend the Offer.

     2. Acceptance for Payment and Payment of Purchase Price. On the terms and subject to the conditions of the Offer, the Purchaser will purchase and will pay for up to 700 Properly Tendered Original Units, promptly following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchaser of: (i) a properly completed and duly executed and acknowledged Letter of Transmittal, (ii) any other documents required in accordance with the Letter of Transmittal, and (iii) written confirmation from the Partnership of the transfer of the Units to the Purchaser.

     Any Distributions made or declared on or after the date of this Offer would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit Holders to the Purchaser and deducted from your proceeds. No transfer fees will be deducted. UNDER NO CIRCUMSTANCE WILL INTEREST ON THE PURCHASE PRICE BE PAID, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If any tendered Units are not purchased for any reason (other than proration adjustments), the Purchaser may destroy the original Letter of Transmittal with respect to the Units. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered, then, without prejudice to the Purchaser's rights under Section 4 herein, the Purchaser may, nevertheless, retain documents concerning tendered Units, and those Units may not be withdrawn except to the extent that the tendering Unit Holders are otherwise entitled to withdrawal rights as described in Section 5 herein, subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to pay Unit Holders the purchase price in respect of Units tendered or return documents, if any, representing those Units promptly after termination or withdrawal of the Offer.

     3. Procedure to Accept the Offer. For the tender of any Units to be valid, the Purchaser must receive, at the address listed on the back page of this Offer to Purchase on or prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal and all documents required by the Instructions.

     The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit Holder, and delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably appoints the Purchaser and its officers and any other designee of the Purchaser, and each of them, the attorneys-in-fact and proxies of the Unit Holder, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unit Holder's rights with respect to the Units tendered by the Unit Holder and accepted for payment by the Purchaser (and with respect to any and all distributions, other Units, rights or other securities issued or issuable in respect thereof (collectively, "Distributions")), including without limitation the right to direct any IRA custodian, trustee or other record owner to execute and deliver the Letter of Transmittal, the right to accomplish a withdrawal of any previous tender of the Unit Holder's Units and the right to complete the transfer contemplated thereby. All such proxies will be considered coupled with an interest in the tendered Units, are irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of the Units by the Purchaser in accordance with the terms of the Offer. Upon acceptance for payment, all prior powers of attorney and proxies given by the Unit Holder with respect to the Units and Distributions will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given (and, if given, will be without force or effect). The officers and designees of the Purchaser will, with respect to the Units for which the appointment is effective, be empowered to exercise all voting and other rights of the Unit Holder as they in their discretion may deem proper at any meeting of the Partnership or any adjournment or postponement thereof. In order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser or its designee must be able to exercise full voting rights with respect to the Units, including voting at any meeting of the Partnership's Limited Partners.

     By executing and delivering a Letter of Transmittal, a tendering Unit Holder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unit Holder in and to any and all Distributions made by the Partnership, effective upon and after the date of acceptance with respect to Units accepted for payment and thereby purchased by the Purchaser.

     4. Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions about the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, which determination will be final and binding. The Purchaser reserves the right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive or amend any of the conditions of the Offer that it is legally permitted to waive and to waive any defect in any tender with respect to any particular Units. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal) will be final and binding. No tender of Units will be deemed to have been validly made until all defects have been cured or waived. Neither the Purchaser nor any other person will be under any duty to give notification of any defects in the tender of any Units or will incur any liability for failure to give any such notification.

     A tender of Units pursuant to the procedure described above and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unit Holder and the Purchaser on the terms set forth in the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to this Offer, and thereby purchased, Properly Tendered Units if, as and when the Purchaser gives written notice to the Partnership or its Transfer Agent of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made and transmitted directly to Unit Holders whose Units have been accepted for payment.

     5. Withdrawal Rights. Tenders of Units made pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless already accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after February 2, 2004. If purchase of, or payment for, Units is delayed for any reason, including extension by the Purchaser of the Expiration Date, or if the Purchaser is unable to purchase or pay for Units for any reason (for example, because of proration adjustments) then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn, except to the extent that tendering Unit Holders are otherwise entitled to withdrawal rights as set forth in this Section 5; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit Holders the purchase price in respect of Units tendered promptly after termination or withdrawal of the Offer.

     For withdrawal to be effective, a written notice of withdrawal must be timely received by the Purchaser at its address listed on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person(s) who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 herein at any time prior to the Expiration Date.

     All questions about the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, which determination shall be final and binding. Neither the Purchaser nor any other person will be under any duty to give notice of any defects in any notice of withdrawal or incur any liability for failure to give any such notice.

     6. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right at any time:

     o to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units;

     o upon the occurrence of any of the conditions specified in Section 7 herein, to terminate the Offer and not accept for payment any Units not already accepted for payment, or, if the Purchaser reasonably anticipates a prompt cure or removal of such condition, to delay for a reasonable period the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for; and

     o to amend the Offer in any respect (including, without limitation, by increasing or decreasing the price, increasing or decreasing the number of Units being sought, or both).

Notice of any such extension, termination or amendment will promptly be disseminated to Unit Holders in a manner reasonably designed to inform Unit Holders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act. If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. If a Distribution occurs before the Expiration Date and the Purchaser reduces its Offer price as a result, the Purchaser will provide notice thereof to Unit Holders and extend the Expiration Date in accordance with Rule 14e-1(b) under the Exchange Act.

     7. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer), to pay for any Units tendered, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and on or before the Expiration Date, any of the following conditions exists:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government, administrative agency or other governmental authority shall have been issued and shall remain in effect which: (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser; (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of both legal and beneficial ownership of the Units; (iii) requires divestiture by the Purchaser of any Units; (iv) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser, or the Partnership; or (v) seeks to impose any material condition to the Offer unacceptable to the Purchaser;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government, administrative agency or other governmental authority which might, directly or indirectly, result in any of the consequences referred to in paragraph (a) above;

     (c) there shall be any authorization, consent, order of, or filing with, or expiration of waiting periods imposed by, any court, government, administrative agency or other governmental authority, necessary for the consummation of the transactions contemplated by the Offer and requested by Purchaser, that shall not have occurred or been filed or obtained;

     (d) any event shall have occurred or been disclosed, or shall have been threatened, regarding the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which event is materially adverse, or which threatened event, if fulfilled, would be materially adverse, to the Partnership or its business or properties, or there shall be any material lien not disclosed in the Partnership's financial statements, or the Purchaser shall have become aware of any previously undisclosed fact that has or with the passage of time would have a material adverse effect on the value of the Units or the Partnership's properties;

     (e) the General Partner of the Partnership shall have stated or otherwise indicated that it intends to refuse to take any action that the Purchaser deems necessary, in the Purchaser's reasonable judgment, for the Purchaser to be the registered owner of the Units tendered and accepted for payment hereunder, with full voting rights, simultaneously with the consummation of the Offer or as soon thereafter as is permitted under the Partnership Agreement, in accordance with the Partnership Agreement and applicable law;

     (f) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the reasonable judgment of the Purchaser, adversely affecting the Purchaser, the Partnership or its properties or the value of the Units;

     (g) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any Distribution, other than in cash, on any of the Units, or (iv) the Partnership or the General Partner shall have authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, other than listing the Partnership's properties for sale; or

     (h) the General Partner shall have modified, or taken any step or steps to modify, in any way, the procedures or regulations applicable to the registration of Units or transfers of Units on the books and records of the Partnership or the admission of transferees of Units as registered owners and as Unit Holders.

     The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time prior to the Expiration Date, subject to the requirement to disseminate to Unit Holders, in a manner reasonably designed to inform them of, any material change in the information previously provided. Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.

     8. Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Unit Holder must provide the Purchaser with the Unit Holder's correct taxpayer identification number in the space provided in the Letter of Transmittal.

     9. FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to ten percent of the amount of the purchase price plus
Partnership liabilities allocable to each Unit purchased, the Letter of Transmittal includes FIRPTA representations certifying the Unit Holder's taxpayer identification number and address and that the Unit Holder is not a foreign person.

                 CERTAIN INFORMATION CONCERNING THE PARTNERSHIP

     The Partnership is subject to the information reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or electronically at http://www.sec.gov. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

     General. Attached as Part I of Appendix A to this Offer to Purchase are excerpts from the last Annual Report on Form 10-K filed by the Partnership with the Commission (the "Form 10-K"), which excerpts describe the business and operations of the Partnership.

     Outstanding Units. According to the Form 10-K, there were 18,826.5 Original Units and 8,100 Class A Units (not included in this Offer) issued and outstanding, held by approximately 1,984 Unit Holders, as of December 31, 2002.

     Trading History of the Units. There is no established trading market for the Units other than limited and sporadic trading through matching services or privately negotiated sales. At present, privately negotiated sales and sales through intermediaries (such as through the American Partnership Board) are the only means available to a Unit Holder to liquidate an investment in Units (other than this Offer or other occasional offers by other partnership investors, if any) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system.

     According to Partnership Spectrum, an independent third party publication, between October 1, 2002 and September 30, 2003 (the most recent published information): 27 of the Partnership's limited partnership interests traded at prices ranging from $330 to $650 per unit; with a weighted average price per unit for such trades of $432. The most recent trades reported for August 1, 2003
- September 30, 2003 were at $650 per unit. Partnership Spectrum does not state, and Purchaser does not know, whether such transfers were of Class A Units or Original Units. Sales may be conducted which are not reported in the Partnership Spectrum and the prices of sales through other channels may differ from those reported by the Partnership Spectrum. The reported gross sales prices may not reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions (typically up to 8% with a minimum of $150-$200) and other secondary market transaction costs. The Purchaser does not know whether the information provided by the Partnership Spectrum is accurate or complete.

     Selected Financial and Property Related Data. Attached as Part II of Appendix A is a summary of certain financial and statistical information with respect to the Partnership and its properties, all of which has been taken from the Form 10-K and the Quarterly Report on Form 10-Q for the period ended September 30, 2003 (the "Form 10-Q"). More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission. Part II of Appendix A is qualified in its entirety by reference to such publicly filed reports and documents, including, without limitation, all the financial information and related notes contained therein. Unit Holders should also refer to any Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed with the Commission after the Form 10-K or after the date of this Offer for more recent information relating to the business and operations of the Partnership.

     The General Partner has provided the Purchaser with a copy of an appraisal of the Partnership's properties dated May 8, 2002. The appraisal is a "Limited Appraisal-Restricted Appraisal Report" by The Samppala Group and is made subject to numerous limiting conditions and assumptions, including without limitation: it relies primarily on the income capitalization approach to valuation of the properties; it relies on the appraisers past experience and familiarity with the appraised properties, obtained through prior reviews of such properties; it assumes that residential apartment units are the highest and best use of the properties; it does not consider the potential of converting the properties to for-sale units; and it assumes the recipient of the appraisal is knowledgeable in real estate matters and property values and that a restricted appraisal is appropriate for such recipient. Subject to the limiting conditions and assumptions therein, the appraisal estimates that the fair market values of the Partnership's properties are $23,800,000 and $19,000,000, for Mission Park and Shadowridge Meadows, respectively, as of the valuation date. The Purchaser has not received any representations or assurances from the General Partner, The Samppala Group or any other party regarding such appraisal or the continuing accuracy thereof; and has not independently investigated the accuracy of such appraisal. The Purchaser disclaims responsibility for the contents of the appraisal except to the extent prohibited by law. The Purchaser gave no consideration to this appraisal in determining the price offered for the Units.

                          DETERMINATION OF OFFER PRICE

     In establishing the Offer price, the Purchaser reviewed certain publicly available information including among other things: (i) the Partnership's limited partnership agreement (the "Partnership Agreement"), (ii) Annual Reports on Form 10-K, (iii) Quarterly Reports on Form 10-Q, and (iv) other reports filed with the Commission. The Purchaser determined the Offer price pursuant to its independent evaluation of the Partnership and its properties. The Purchaser did not obtain current independent valuations or appraisals of the assets.

     Purchaser determined it was willing to offer $1,200 per Unit based on Purchaser's belief that there is currently a great demand for apartment properties like the Partnership's and the fact that the Partnership has accepted offers to sell the properties at prices that Purchaser believes make it probable that Purchaser would get back substantially all of its investment, and give Purchaser a reasonable chance of ultimately receiving distributions in excess of the offer price. Purchaser has assumed that the calculations of potential distributions provided in the General Partner's Amendment to Form 14D-9 filed with the SEC on October 15, 2003 and Third Quarter Report-2003 recently sent to Limited Partners by the Partnership were accurate and the Purchaser has relied thereon. In the Third Quarter Report-2003, the General Partner stated that a sale of the Partnership's properties at the combined offer price of $63.4 Million would result in distributions to Unit Holders of approximately $1,800 to $1,900 per Unit. Purchaser also set the offer price to provide a premium to the last prior offer of which Purchaser is aware. Purchaser is making a speculative offer based on the unique circumstances of the Partnership.

                  CERTAIN INFORMATION CONCERNING THE PURCHASER

     The Purchaser. The Purchaser is a California limited liability company that was formed on April 24, 1996. The principal office of the Purchaser is 155 North Lake Avenue, Suite 1000, Pasadena, CA 91101. The Manager of the Purchaser is Everest Properties II, LLC ("EPII") and it is the person that manages the Purchaser's affairs. For certain information concerning the directors and executive officers of EPII, see Schedule I to this Offer to Purchase.

     The Purchaser and EPII and their affiliates invest in limited partnerships such as the Partnership, and in other forms of real estate oriented investments, and conduct activities incident thereto.

     General.  Except as set forth above or elsewhere in this Offer to Purchase:
(i) the Purchaser does not beneficially own or have a right to acquire, and, to the best knowledge of the Purchaser, no associate or majority-owned subsidiary of Purchaser or the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Units or any other equity securities of the Partnership; (ii) the Purchaser has not, and to the best knowledge of the Purchaser, none of the persons and entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries has, effected any transaction in the Units or any other equity securities of the Partnership during the past 60 days other than as stated in this Offer to Purchase; (iii) the Purchaser does not have and, to the best knowledge of the Purchaser, none of the persons listed in Schedule I hereto has, any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, the transfer or voting thereof, joint ventures, loan arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations; (iv) since December 31, 2000, there have been no transactions which would require reporting under the rules and regulations of the Commission between the Partnership or any of its affiliates and the Purchaser or any of its subsidiaries or, to the best knowledge of the Purchaser, any of its executive officers, directors or affiliates; and (v) since December 31, 2000 except as otherwise stated in this Offer to Purchase, there have been no contacts, negotiations or transactions between the Purchaser, or any of its subsidiaries or, to the best knowledge of the Purchaser, any of the persons listed in
Schedule I hereto, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets of the Partnership.

     Prior Acquisitions of Units and Prior Contacts. The Purchaser owns 269 Original Units (1.4%) of the Partnership, acquired pursuant to a tender offer commenced on September 4, 2003 for $1,000 per Unit. Affiliates of the Purchaser own Units: Millenium Management, LLC, owns 506 Original Units (2.7%), acquired pursuant to a tender offer commenced on April 17, 2003 for $850 per Unit; Everest Investors 10, LLC owns 1,807 Original Units (9.6%) and 136 Class A Units (1.7%); Everest Properties, Inc., owns 202 Original Units (1.1%); and Everest Properties II, LLC owns 120 Class A units (1.5%).

     In October 2002, representatives of the Purchaser and the General Partner met and discussed the General Partner's plans for the Partnership. The Purchaser advised the General Partner that Purchaser was interested in increasing its investment in the Partnership. The General Partner stated that it was considering converting the properties to condominiums and selling the individual units over the next several years, but that only very preliminary consideration has been given to such option, no decisions have been made, and that nothing is likely to occur in that regard in the near term.

     In March 2003, a representative of the General Partner informed representatives of the Purchaser that the Partnership was going to list its properties for sale. The General Partner stated that it was still considering converting one of the properties to condominiums and was going to study that option further before listing that property for sale. The Purchaser advised the General Partner that Purchaser or one of its affiliates would probably be interested in bidding for the properties if they were listed for sale. The Purchaser also obtained from the General Partner a copy of the most recent limited appraisal of the Partnership's properties dated May 8, 2002, the operating statements for each property, and certain mortgage loan documents; and had representatives visit the properties.

     In July 2003, Everest Financial, Inc., an affiliate of Purchaser, made a non-binding proposal to the General Partner to acquire all of the general and limited partnership interests in the Partnership pursuant to a merger. The proposal offered $980 per Original Unit in cash, $500 per Class A Unit in cash, and a cash amount for the general partner interest to be determined through negotiations. No response to the proposal was received.

     In August 2003, representatives of the Purchaser had several contacts with the General Partner to receive updates on the status of the prospective listing of the Partnership's properties. The General Partner told Purchaser that a listing agreement has been signed and that the properties are being listed for a combined asking price of $62.9 Million. The General Partner stated that, although it hoped to complete a sale within this calendar year, no partial distributions would be expected before the first quarter of 2004 and the Partnership would not be expected to liquidate completely until 2005.

     Except as set forth above, neither the Purchaser nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Partnership or with the General Partner concerning the Partnership.

     Source of Funds. Based on the Offer price of $1,200 per Original Unit, the Purchaser estimates that the total amount of funds necessary to purchase all Units sought by this Offer and to pay related fees and expenses, will be approximately $850,000. The Purchaser expects to obtain these funds by means of equity capital contributions from its members at the time the Units tendered pursuant to the Offer are accepted for payment. Such members will fund their capital contributions through existing cash and other financial assets which in the aggregate are sufficient to provide the funds required in connection with the Offer without any borrowings. Such members have agreed and are obligated to make such capital contributions available to the Purchaser on demand.

                          FUTURE PLANS OF THE PURCHASER

     The Purchaser is seeking to acquire Units pursuant to the Offer to obtain a substantial equity interest in the Partnership, for investment purposes. Following the completion of the Offer, the Purchaser and persons related to or affiliated with the Purchaser may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable by the Purchaser. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. However, the Purchaser has no present intention of making additional tender offers for the Units. The Purchaser also may consider selling some or all of the Units it acquires pursuant to the Offer, either directly or by a sale of one or more interests in the Purchaser itself, depending upon liquidity, strategic, tax and other considerations. In July 2003, Everest Financial, Inc., an affiliate of Purchaser, made a non-binding proposal to the General Partner to acquire all of the general and limited partnership interests in the Partnership pursuant to a merger. The proposal offered $980 per Original Unit in cash, $500 per Class A Unit in cash, and a cash amount for the general partner interest to be determined through negotiations. No response to the proposal was received, and Everest Financial has not determined whether or not to make another proposal now that the properties have been listed for sale. It is possible that an affiliate of Purchaser may bid for the Partnership's properties now that they are listed for sale; however, no such affiliate has determined to make any proposal.

     Other than as set forth above, the Purchaser does not currently intend to change current management, indebtedness, capitalization, corporate structure or business operations of the Partnership and does not have current plans for any extraordinary transaction such as a merger, reorganization, liquidation or sale or transfer of assets involving the Partnership. However, these plans could change at any time in the future. If any transaction is effected by the Partnership and financial benefits accrue to the Unit Holders, the Purchaser and its affiliates will participate in those benefits to the extent of their ownership of the Units.

                              EFFECTS OF THE OFFER

     Future Benefits of Unit Ownership. Tendering Unit Holders shall receive cash in exchange for their Units purchased by the Purchaser and will forego all future distributions and income and loss allocations from the Partnership with respect to such Units.

     Limitations on Resales. The Partnership Agreement provides that the General Partner may refuse to recognize a transfer of Units if in its opinion the transfer would, for federal income tax purposes, cause the Partnership to be characterized as a "publicly traded partnership," or cause the Partnership to be taxed as a corporation. This provision may limit sales of Units on the secondary market and in private transactions following completion of the Offer. Accordingly, the Partnership may not recognize any requests for recognition of a transferee Unit Holder upon a transfer of Units if the General Partner believes the transfer would cause a tax termination of the Partnership. For the same reasons, it is theoretically possible that the number of Units tendered for purchase by the Purchaser taken together with the number of Units that have transferred prior to the Offer could exceed the number that the General Partner believes would cause a tax termination of the Partnership; in which case the Purchaser will purchase the maximum number of Units it may purchase without causing such a tax termination, as informed by the General Partner. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration."

     Influence on Voting Decisions by the Purchaser. Under the Partnership Agreement, Unit Holders holding a majority of the Original Units and the Class A Units, taken together, are entitled to take action with respect to a variety of matters, including removal of the General Partner, dissolution and termination of the Partnership, and approval of most types of amendments to the Partnership Agreement. The influence of Purchaser and its affiliates on such actions may be significant.

                       CERTAIN FEDERAL INCOME TAX MATTERS

     The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, and judicial authority, all as of the date of the Offer. All of the foregoing is subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unit Holder in light of such Unit Holder's specific circumstances, nor does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer may be taxable transactions under applicable state, local, foreign and other tax laws. UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THE UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     In general, a Unit Holder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unit Holder's "amount realized" on the sale and (ii) the Unit Holder's adjusted tax basis in the Units sold. The amount of a Unit Holder's adjusted tax basis in a Unit will vary depending upon the Unit Holder's particular circumstances, and it will include the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752). The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unit Holder for the Unit pursuant to the Offer (that is, the purchase price), plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code
Section 752).

     The gain or loss recognized by a Unit Holder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unit Holder as a capital asset. Gain with respect to Units held for more than one year will be taxed, for federal income tax purposes, at a maximum long-term capital gain rate of 15 percent. Gain with respect to Units held one year or less will be taxed at ordinary income rates. It should also be noted that the Taxpayer Relief Act of 1997 imposed depreciation recapture of previously deducted straight-line depreciation with respect to real property at a rate of 25 percent (assuming eligibility for long-term capital gain treatment). A portion of the gain realized by a Unit Holder with respect to a disposition of the Units may be subjected to this 25 percent rate to the extent that the gain is attributable to depreciation recapture inherent in the properties of the Partnership.

     If any portion of the amount realized by a Unit Holder is attributable to such Unit Holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code Section 751, a corresponding portion of such Unit Holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit Holder's recognizing ordinary income with respect to the portion of the Unit Holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

     Capital losses are deductible only to the extent of capital gains, except that taxpayers who are natural persons may deduct up to $3,000 per year of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a "C" corporation's carry-forward period is five years and an individual taxpayer can carry forward such losses indefinitely).

     Under Code Section 469, individuals, S corporations and certain closely-held corporations generally are able to deduct "passive activity losses" in any year only to the extent of the person's passive activity income for that year. Substantially all post-1986 losses of Unit Holders from the Partnership are passive activity losses. Unit Holders may have "suspended" passive activity losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts and which have not been used to offset income from other passive activities).

     If a Unit Holder sells less than all of its interest in the Partnership pursuant to the Offer, a passive loss recognized by that Unit Holder can be currently deducted (subject to the other applicable limitations) to the extent of the Unit Holder's passive income from the Partnership for that year plus any other net passive activity income for that year, and any gain recognized by a Unit Holder upon the sale of Units can be offset by the Unit Holder's current or "suspended" passive activity losses (if any) from the Partnership and other sources. If, on the other hand, a Unit Holder sells 100 percent of its interest in the Partnership pursuant to the Offer, any "suspended" passive activity losses from the Partnership and any passive activity losses recognized upon the sale of the Units will be offset first against any net passive activity income from the Unit Holder's other passive activity investments, and the balance of any net passive activity losses attributable to the Partnership will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unit Holder from its other "ordinary" income (subject to any other applicable limitations). If more than 700 Original Units are Properly Tendered, some tendering Unit Holders may not be able to sell 100 percent of their Original Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser, unless the Purchaser amends the Offer to increase the number of Units to be purchased.

     A tendering Unit Holder will be allocated the Unit Holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit Holder will assign to the Purchaser its rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit Holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit Holder on the sale of the Units.

     Unit Holders (other than tax-exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 28 percent backup withholding unless those Unit Holders provide a taxpayer identification number ("TIN") and are certain that the TIN is correct or properly certify that they are awaiting a TIN. A Unit Holder may avoid backup withholding by properly completing and signing the Letter of Transmittal. If a Unit Holder who is subject to backup withholding does not include its TIN, the Purchaser will withhold 28 percent from payments to such Unit Holder.

                              CERTAIN LEGAL MATTERS

     General. Except as set forth herein, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed herein.

     State Takeover Statutes. The Partnership was formed under the laws of the State of California, which currently does not have any takeover statute applicable to limited partnerships. However, it is a condition to the Offer that no state or federal statute impose a material limitation on the Purchaser's right to vote the Units purchased pursuant to the Offer. If this condition is not met, Purchaser may terminate or amend the Offer.

     If any person seeks to apply any state takeover statute, the Purchaser will take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If there is a claim that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. This could prevent the Purchaser from purchasing or paying for Units tendered pursuant to the Offer, or cause delay in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Units tendered.

     Fees and Expenses. Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Employees of EPII may solicit tenders of Units without any additional compensation. The Purchaser will pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

     Miscellaneous. The Offer is not made to (nor will tenders be accepted on behalf of) Unit Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. However, the Purchaser may take such action as it deems necessary to make the Offer in any jurisdiction and extend the Offer to Unit Holders in such jurisdiction.

     In any jurisdiction where the securities or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

     The Purchaser has filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth under the caption "Certain Information Concerning The Partnership -- General."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                              EVEREST MANAGEMENT, LLC

December 4, 2003

                                   SCHEDULE I


                        DIRECTORS AND EXECUTIVE OFFICERS


     The business address of each executive officer and director of Everest Properties II, LLC is 155 North Lake Avenue, Suite 1000, Pasadena, California 91101. Each executive officer and director is a United States citizen. The name and principal occupation or employment of each executive officer and director of Everest Properties II, LLC ("EPII"), are set forth below.

                              Present Principal Occupation or Employment
Name                          Position and Five-Year Employment History

W. Robert Kohorst             President of EPII from 1996 - present.  President
                              and Director of Everest  Properties, Inc.  from
                              1994 - present.  President  and Director of KH
                              Financial,  Inc. from 1994 - present.

David I. Lesser               Executive  Vice  President  and Secretary of EPII
                              from 1996 - present.  Executive  Vice President of
                              Everest Properties, Inc. from 1995 - present.

Christopher K. Davis          Vice  President  and the General  Counsel of EPII
                              since 1998.  Senior Staff Counsel and then
                              Director of Corporate Legal of Pinkerton's, Inc.
                              from 1995 - 1998.

Peter J. Wilkinson            Vice  President and the Chief  Financial  Officer
                              of EPII since 1996.  Chief  Financial Officer and
                              Director of Everest Properties, Inc. since 1996.

                                   APPENDIX A

     The following information has been copied from the Partnership's Annual Report on Form 10-K for the year ended December 31, 2002 (the "Form 10-K") and Quarterly Report on Form 10-Q for the period ended September 30, 2003 (the "Form 10-Q"). Although the Purchaser has no information that any statements contained in this Appendix A are untrue, the Purchaser has not independently investigated the accuracy of statements, and takes no responsibility for the accuracy, inaccuracy, completeness or incompleteness of any of the information contained in this section or for the failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any such information.

                                     PART I

Business

     General. Income Growth Partners, Ltd. X, a California limited partnership (the "Limited Partnership") and subsidiaries (collectively, the "Partnership"), was formed in February 1988 to acquire, operate and hold for investment one or more parcels of income-producing, multi-family residential real property. Currently, the Limited Partnership operates two separate apartment complexes in Southern California: 1) Mission Park and 2) Shadow Ridge Meadows. The limited partnership agreement provides that the Partnership shall continue through February 2021, unless terminated sooner.

     Income Growth Management, Inc. ("IGM") is the sole general partner. The general partner has made no cash capital contributions to date. As of December 31, 2002, there were 1,984 limited partners in the Partnership.

     The Partnership has no full time employees. Employees of corporations affiliated with the general partner perform certain administrative and other services on behalf of the Partnership (see Item 12). The Partnership's executive offices are located at 11230 Sorrento Valley Road, Suite 220, San Diego, California 92121 and the Partnership's telephone number is (858) 457-2750.

     Financing Strategy. The Partnership seeks to minimize the cost of financing its properties and will refinance existing loans from time to time to take advantage of prevailing market conditions. The Mission Park and Shadow Ridge Meadows properties were refinanced to prevailing rates during 1995 and 1997, respectively.

     Competitive Conditions. Changes in the national and regional economic climates, changes in local real estate conditions, such as the oversupply of apartments or a reduction in demand for apartments, competition from single-family housing, apartment properties and other forms of multifamily residential housing, the inability to provide adequate maintenance and to obtain adequate insurance, increased operating costs, changes in zoning, building, environmental, rent control and other laws and regulations, the costs of compliance with current and future laws, changes in real property taxes and unusual occurrences (such as earthquakes and floods) and other factors beyond the control of the Partnership may adversely affect the income from, and value of, the Partnership's properties.

     Leases and Inflation. Substantially all of the leases at the Partnership's apartment properties are for a period of one year or less, allowing, at the time of renewal, for adjustments in the rental rate and the opportunity to release the apartment unit at the prevailing market rate. The short-term nature of these leases generally serves to minimize the risk to the Partnership of the adverse effect of inflation and the Partnership does not believe that inflation has had a material adverse impact on its revenues.

     Restrictions Imposed By Laws Benefiting Disabled Persons. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional federal, state and local laws exist which also may require modifications to the properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in an order to correct any noncomplying feature, which could result in substantial capital expenditures. Although management of the Partnership believes that the properties are substantially in compliance with present requirements, if the properties are not in compliance, the Partnership is likely to incur additional costs to comply with the ADA and the FHAA.

     During 1995, on a tax free basis, the Limited Partnership exchanged the Mission Park property for a 99% interest in IGP X Mission Park Associates, L.P., a newly formed California limited partnership (the "Mission Park Subsidiary"). The Mission Park Subsidiary is separate and distinct from the Limited Partnership, having separate assets, liabilities and business operations.

     During 1997, on a tax free basis, the Limited Partnership exchanged the Shadow Ridge Meadows property for a 99% interest in IGP X Shadow Ridge Meadows, Ltd., a newly formed California limited partnership (the "Shadow Ridge Meadows Subsidiary"). The Shadow Ridge Meadows Subsidiary is also separate and distinct from the Partnership, having separate assets, liabilities and business operations.

     Formation of the Mission Park Subsidiary and the Shadow Ridge Subsidiary had no impact on the Partnership's overall financial condition, results of operations, allocation of net income/loss, cash distributions or Partnership assets.

                                     PART II

Properties

The Partnership, through its subsidiaries, presently owns two properties as follows:

          MISSION PARK:

          Date of purchase: August 1989

          Purchase price: $17,100,000

          Property Description: A 264-unit apartment complex located in San Marcos, California. The property includes two full-size recreation rooms, two heated swimming pools and spas, night-lighted tennis courts, a satellite cable TV system and covered parking. The building is approximately 13 years old. The property contains 215,292 square feet. Mortgage debt outstanding on this property as of December 31, 2002 and 2001 was approximately $9,400,000 and $9,600,000, respectively.

          SHADOW RIDGE MEADOWS:

          Date of purchase: November 1988

          Purchase price $12,700,000

          Property Description: A 184-unit apartment complex located in Vista, California. The property includes a large recreation center, a heated swimming pool and spa, five laundry facilities, a satellite cable TV system and covered parking. The building is approximately 14 years old. The property contains 127,197 square feet. Mortgage debt outstanding on this property as of December 31, 2002 and 2001, was approximately $9,300,000 and $9,400,000, respectively.

          As depreciation methods for tax and accounting purposes may differ, the tax basis of the properties will vary from the amounts reported in the financial statements.

Dividends

As a limited partnership, the Partnership does not pay dividends.

The amended partnership agreement provides that any distributions of cash from operations will be made in the following order of priority:

First, each Class A Unit receives a 12% cumulative noncompounded annual return on the balance of actual funds invested in Class A Units. Second, each Class A Unit receives a total return of original invested capital. Third, each Class A Unit receives a $500 bonus. Fourth, each Original Unit holder receives a 10% noncumulative return on the adjusted balance of original invested capital. Thereafter, 90% of distributions of cash from operations will be made to the Original Unit holders and 10% to the general partner.

The amended partnership agreement also provides that any distributions of cash from a sale or refinancing of [sic] will be made in the following order of priority:

First, each Class A Unit receives a 12% cumulative noncompounded annual return on the balance of actual funds invested in Class A Units. Second, each Class A Unit receives a total return of original invested capital. Third, each Class A Unit receives a $500 bonus. Fourth, each Original Unit holder receives an amount equal to the adjusted balance of original invested capital. Fifth, the general partner receives any non-subordinated debts payable to them. Sixth, each Original Unit holder receives a 10% cumulative return on the adjusted balance of original invested capital (the "Preferred Return"). Thereafter, 85% of distributions of cash from sale or refinancing will be made to the Original Unit holders and 15% to the general partner. As of December 31, 2002, the general partner has not received any cash distributions from operations or from a sale or refinancing.

The Partnership distributed approximately $810,000 during 2002 and $907,200 during 2001.

Cash distributions are determined at the discretion of the general partner. Any future distributions are largely dependent on future income, expenses, debt service and operating reserves and there can be no assurance that future distributions will be paid.

Selected Financial Data.

         The following selected financial data has been copied or derived from the Form 10-K and Form 10-Q and should be read in conjunction with the financial statements and the related notes set forth in such report:

                                    September 30,   December 31,    December 31,
                                        2003           2002            2001

Rental properties, at cost,
   less accumulated depreciation.   $16,691,490     $17,075,846    $17,491,481

Total assets.....................    18,112,702      18,225,015     18,559,299

Total liabilities................    19,199,190      19,189,602     19,537,067

Partners' capital (deficit)          (1,076,488)

   Limited partners'.............      (829,498)       (719,202)

   General partner's.............      (125,089)       (248,566)


                                    Nine Months     Year ended      Year ended
                                   ended Sept 30,   December 31,    December 31,
                                        2003           2002            2001

Revenue
---------------------------------   $4,212,938      $5,355,976      $4,978,621
   Rents.........................      232,333         303,866         288,823
   Other.........................                        2,247           7,094
   Interest......................

Total revenues...................    4,445,271       5,662,089       5,274,538

Expenses
   Operating expenses............    2,016,399       2,427,176       2,458,077
   Interest......................    1,071,569       1,445,424       1,463,836
   Depreciation and amortization.      750,204         966,308         928,624

Total expenses...................    3,838,172       4,838,908       4,850,537

Net income.......................     $607,099       $ 823,181       $ 424,001



     The Letter of Transmittal, and any other required documents should be sent or delivered by each Unit Holder or his broker, dealer, commercial bank, trust company or other nominee to the Purchaser at its address set forth below.

     Questions and requests for assistance may be directed to the Purchaser at its address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, and other tender offer materials may be obtained from the Purchaser as set forth below, and will be furnished promptly at the Purchaser's expense.



                           Everest Properties II, LLC
                                    (Manager)
                              155 North Lake Avenue
                                   Suite 1000
                           Pasadena, California 91101


                        (800) 611-4613 or (626) 585-5920
                            Facsimile: (626) 585-5929